# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nxu Inc., CIK 0001722969
CUSIP: 62956D105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1828 N Higley Rd., Suite 116, Mesa, Arizona (AZ), 85205
Date of event which requires filing of this statement: 12/27/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,582,000; shared voting power 0; sole dispositive power 2,582,000; shared dispositive power 0; aggregate amount beneficially owned 2,582,000 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Nxu Inc.
Address of issuer's principal executive offices: 1828 N Higley Rd., Suite 116, Mesa, Arizona 85205

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court, PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
2,582,000

The amounts in Row (5), (7) and (9) represent 2,300,000 Class A Common Stock and 282,000 Class A Common Stock issuable upon the exercise of Pre-Funded Warrants exercisable within 60 days. The amounts do not include 418,000 Class A Common Stock issuable upon the exercise of Pre-Funded Warrants and 1,500,000 Class A Warrants, which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based upon the Issuer's Form S-1 filed with the Securities and Exchange Commission on December 30, 2024, which disclosed that there were four investors. Assumes each of the four investors had the same allocation of Class A Common Stock and Pre-Funded Warrants which would mean that there were 25,820,057 shares of Class A Common Stock outstanding immediately following the closing of the offering. Includes 9,200,000 shares of Class A Common Stock and 16,620,057 Class A Common Stock.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,582,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,582,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: David Feldman, David Feldman, Director (01/03/2025)